[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

December 28, 2016
Lisa Larkin
Kathy Churko
Division of Investment Management
Securities and Exchange Commission
Washington, D.C. 20549
Re: Apollo Investment Corporation (File No. 333-205660)
Dear Mses. Larkin and Churko:
Apollo Investment Corporation (the “Company”) has authorized us to make the following responses to the oral comments received from Ms. Churko on December 22, 2016 to Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form N-2 (File No. 333-205660) (the “Registration Statement”) as filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2016. The Commission staff’s (the “Staff”) comments are set forth below in bold and are followed by the Company’s response.

1.	Please revise the senior securities table to show actual debt outstanding without consideration for debt discounts.
The Company has revised the table to show gross debt outstanding balance (before debt discounts and deferred financing costs) and updated the asset coverage number using gross debt balance. The difference between the asset coverage number when using gross debt balance versus net debt balance is less than 1%.

2.	Please confirm that the Company performed the tests under Rules 3-09 and 4-08(g) of Regulation S-X on Glacier Oil & Gas Corp. and that no further disclosure is required.
The Company obtained a waiver from disclosing summarized financial information for both Glacier and Solarplicity within the notes to the Company’s September 30, 2016 quarterly financial statements from Alison Staloch and Matthew Giordano.

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Lisa Larkin
Kathy Churko
December 28, 2016

If you have additional questions, please call Richard Prins at 212-735-2790 or Steven Grigoriou at 416-777-4727.

Very truly yours,
/s/ Richard T. Prins
Richard T. Prins